Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Grant of Processing of the Judicial Reorganization

Oi S.A. (the “Company”), pursuant to Art. 157, paragraph 4 of Law No. 6,404 / 76 (“LSA”) and in line with the Material Facts disclosed on June 20 and 21, 2016, hereby informs its shareholders and the market in general that, on June 29, 2016, the Judgment of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro granted the processing of the request for the judicial reorganization of the Company and its direct and indirect wholly-owned subsidiaries, Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A, Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöperatief U.A. (the “Oi Companies”), determining, among other measures, in particular:

a)	To request that ANATEL present, within five days, up to 5 names of legal entities with competence and expertise on the subject to be evaluated for appointment as trustee;

b)	The ratification of the decision to grant an emergency measure to exempt the Oi Companies from the requirement to present clearance certificates for the exercise of their activities;

c)	The ratification of the decision to grant an emergency measure in regards to the suspension of all lawsuit and execution actions for 180 business days;

d)	the suspension of the effectiveness of clauses inserted in contracts signed by the Oi Companies that cause the termination of such agreements due to the request for judicial reorganization;

e)	permission for the Oi Companies to participate in all forms of bidding processes;

f)	that the Oi Companies add “in judicial reorganization” after their respective business names, pursuant to Law No. 11,101 /05;

g)	the suspension of publicity surrounding protests and enrollment in the credit protection agencies, with respect to the Oi Companies, for a period of 180 business days;

h)	the presentation by the Oi Companies of monthly statements of accounts throughout the judicial reorganization process, under penalty of dismissal of its officers;

i)	that all Presidencies and General Internal Affairs of Justice of Brazil (Superior, State and Federal Courts), and Internal Affairs of the Regional Courts and Superior Labor Court are officiated, and inform of the suspension of lawsuits, in accordance with the terms described in the decision, and requesting notice from the lower courts, in the sense that: i) the eligibility of loans subject to judicial reorganization shall be formalized in accordance with Law No. 11,101 / 05, not through an Official Letter, but rather by formal request of the creditor itself, as instructed in the appropriate debt clearance certificate, and ii) the ongoing lawsuits, as plaintiffs or defendants, that demand a gross amount, as provided in Art.6, paragraph 1 of Law No. 11,101 / 05, shall continue the judgment in which they are being processed until execution; and the jurisdictional provisions reflecting asset constriction or in connection with a decision to block or pledge gross amounts that involve any kind of asset loss of the applicants or that interferes with the ownership of goods related to their business activity shall also be suspended, with the court processing the judicial reorganization being response for analyzing the specific case; and

j)	the creditors may at any time request the convening of a General Meeting to establish a creditors committee or replace its members, subject to the provisions of Law No. 11,101 / 05.

The Court also ruled that the Oi Companies shall present their recovery plan within 60 business days of publication of the decision, which shall comply with the requirements of Law No. 11,101/05.

As previously disclosed, in accordance with the LSA, the request for judicial reorganization made by management on an urgent basis shall be submitted for deliberation at the Extraordinary General Shareholders’ Meeting called for July 22, 2016.

The full court decision that granted the request for judicial reorganization is available to the Company’s shareholders at the Company’s headquarters, on its website (www.oi.com.br/ri) the IPE System Module Empresas.NET CVM (www.cvm.gov.br), and the website of BM&FBovespa (www.bmfbovespa.com.br). A copy of the above mentioned judicial decision, translated to English, will be filed with the U.S. Securities and Exchange Commission on Form 6-K as soon as possible.

The Company reiterates that the purpose of the judicial reorganization process is to continue to provide quality customer service and evaluate its debt. The measure provided under Brazilian law allows for the maintenance and preservation of the normal operation of Oi services to its approximately 70 million customers. The Company is committed to continue investing to improve the quality of mobile services, broadband, pay TV and fixed telephony to meet the interests of its clients. The Company also clarifies that all service, sales, installation and maintenance activities are being performed normally.

The Company will maintain its shareholders and the market informed of any development of the issues disclosed in this Material Fact.

Rio de Janeiro, June 30, 2016.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

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